UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Great Lakes Dredge & Dock Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

390607 10 9

(CUSIP Number)

Jason Weiss

c/o Terrapin Partners, LLC

540 Madison Avenue, 17th Floor

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Carol Anne Huff
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

August 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806683 10 8	13D	Page 1 of 1 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jason Weiss

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,060,750 shares of Common Stock

	8.	Shared Voting Power 52,000 shares of Common Stock

	9.	Sole Dispositive Power 1,060,750 shares of Common Stock

	10.	Shared Dispositive Power 52,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,112,750 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.25% of Common Stock

14.	Type of Reporting Person (See Instructions) IN

Item 1.                         Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, par value $0.0001 per share (the “Common Stock”), of Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 2122 York Road, Oak Brook, Illinois 60523.

Item 2.                         Identity and Background.

This Statement is being filed by Mr. Weiss.  The business address of Mr. Weiss is c/o Terrapin Partners, LLC, 540 Madison Avenue, 17th Floor, New York, New York 10022.  Mr. Weiss is the co-founder and a managing member of Terrapin Partners LLC (including its affiliates), a co-founder and a managing member of Terrapin Asset Management, LLC (including its affiliates), and a co-founder and a managing member of TWF Management Company, LLC (including its affiliates).  Each is a private investment firm.  Mr. Weiss is also a director of the Company and chief executive officer of Aldabra 2 Acquisition Corp.

During the past five years, Mr. Weiss has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Weiss has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Weiss being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Weiss is a citizen of the United States.

Item 3.                         Source and Amount of Funds or Other Consideration.

                On August 1, 2007, Mr. Weiss and certain other selling stockholders of the Company entered into an underwriting agreement with Banc of America Securities LLC and Lehman Brothers Inc., as joint book-running managers, whereby Mr. Weiss agreed to sell 600,000 shares of Common Stock.  Mr. Weiss sold 600,000 shares of Common Stock to the underwriters pursuant to a final prospectus filed with the Commission on August 2, 2007, Commission File Number 333-143888.  The underwriting agreement and the final prospectus are incorporated by reference in Exhibits A and B hereto.

Item 4.                         Purpose of Transaction.

Mr. Weiss is engaged in the investment business and has determined to dispose of a portion of his holdings in the Company at this time for diversification purposes.

Except as set forth in the preceding paragraphs, as of the date hereof, Mr. Weiss does not have any plan or proposal that relates to or would result in:

(a)                               The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                               An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)                               A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)                               Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                               Any material change in the present capitalization or dividend policy of the Company;

(f)                                 Any other material change in the Company’s business or corporate structure;

(g)                               Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                               Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                   A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                   Any action similar to any of those enumerated above.

            The information set forth in Item 3 of this Schedule 13D/A is hereby incorporated by reference.

Item 5.                         Interest in Securities of the Issuer.

(a)-(b)         Mr. Weiss beneficially owns 1,112,750 shares of Common Stock (the “Shares”), representing 3.25% of the total outstanding shares of Common Stock.  Mr. Weiss has sole dispositive and voting power over 1,060,750 shares of Common Stock.  Mr. Weiss has shared dispositive and voting power over 52,000 shares of Common Stock held by Terrapin Partners Employee Partnership.  The foregoing does not include 92,150 shares of Common Stock held by the JGW Trust dated August 18, 2000, a trust established by Mr. Weiss for the benefit of Mr. Weiss’ family but of which Mr. Weiss is not trustee.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 58,459,824 shares of Common Stock outstanding as of August 1, 2007.

(c)                               In addition to the transaction described herein, during the past 60 days, Mr. Weiss effected, through Terrapin Partners LLC, the exercise of 1,572,000 warrants to purchase Common Stock (the “Warrants”).  On July 17, 2007, Terrapin Partners LLC exercised the Warrants at a price of $5.00 per share, and immediately thereafter distributed 786,000 shares of Common Stock to Mr. Weiss, and the remainder to Nathan Leight.

(d)                               To Mr. Weiss’ knowledge, except as set forth herein, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)                               July 17, 2007.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company and certain former Aldabra stockholders, including Mr. Weiss, and certain other stockholders of the Company entered into an investor rights agreement on December 26, 2006. The investor rights agreement provides for certain registration rights with respect to shares held by the former Aldabra stockholders, including Mr. Weiss, who are party to the investor rights agreements (the “Aldabra Registrable Securities”). After February 17, 2008, holders of at least a majority of Aldabra Registrable Securities will have the right to demand registration under the Securities Act of all or any portion of their registrable securities subject to certain amount and time limitations. Holders of the Aldabra Registrable Securities may demand one long-form registration and one short-form registration. Additionally, whenever the Company proposes to register any of its securities under the Securities Act and the registration form to be used may be used for the registration of registrable securities, holders of Aldabra Registrable Securities will have the right to request the inclusion of their registrable securities in such registration. The investor rights agreement prohibits a public sale by any person of any registrable securities or equity securities of the Company during the seven days prior and the 90 days after the effectiveness of any underwritten public offering, except as part of such offering or as otherwise permitted by the Company.

The investor rights agreement is incorporated by reference in Exhibit C hereto.

            All of the shares of Common Stock that were issued to the founders of Aldabra, including Mr. Weiss, in exchange for their Aldabra common stock that was issued prior to Aldabra's initial public offering, were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until the earliest of: (i) February 17, 2008 or (ii) the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Company consummating a business combination with a target business.

            During the escrow period, these shares cannot be sold, but the holders of these shares will retain all other rights as stockholders, including, without limitation, the right to vote their shares of Common Stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of Common Stock, such dividends will also be placed in escrow.

            The escrow agreement is incorporated by reference in Exhibit D hereto.

Except for the investor rights agreement and the escrow agreement described above, to the best knowledge of Mr. Weiss, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                         Material to be filed as Exhibits.

Exhibit A—Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s S-1/A filed with the Commission on July 20, 2007, Commission File Number 333-143888)

Exhibit B—Final Prospectus (incorporated by reference to the Prospectus filed pursuant to 424(b)4 with the Commission on August 2, 2007, Commission File Number 333-143888)

Exhibit C—Investor Rights Agreement (incorporated by reference to Exhibit 10.17 to Aldabra Acquisition Corporation’s Current Report on Form 8-K filed with the Commission on December 26, 2006, Commission File Number 000-51150)

Exhibit D—Escrow Agreement (incorporated by reference to Exhibit 10.12 to the Aldabra Acquisition Corporation’s Registration Statement on Form S-1 filed with the Commission on December 23, 2004, Commission File Number 333-121610)

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:   August 9, 2007

/s/ Jason G. Weiss
Jason G. Weiss